Exhibit 10.12

November 18, 2020

DARIUS SHAHIDA

Dear Darius:

On behalf of Butterfly, I am pleased to confirm the terms and conditions of your employment with Butterfly.

At the upcoming meeting of the Board of Directors scheduled for Thursday, November 19, 2020, the Board will approve your new annual base salary of $400,000, to be paid twice per month, less required deductions. Your salary increase will be retroactively effective to November 16, 2020.

You will continue to serve as Chief Strategy Officer and Chief Business Development Officer, reporting to the Chief Executive Officer, and you will continue to be based out of Butterfly’s office in New York, NY.

In addition, following a Board meeting to be held within the next three weeks, you will receive 500,000 Butterfly RSUs that will be subject to the terms of a Butterfly grant agreement that will be provided to you. To prevent you from having compensation income on vested RSUs when the company is not public, your RSUs will vest only assuming the consummation of the planned business combination. Thereafter, subject to your continued service to Butterfly, your RSUs will vest as to 50% of the RSUs on the first anniversary of the grant date and the remainder will vest in equal quarterly installments over the following year, with the actual vesting dates set so as to not coincide with a company trading blackout period. This new grant will bring you to a total of 500,000 stock options and 500,000 RSUs in Butterfly.

In the event that your employment with Butterfly is terminated by Butterfly without cause or by you with good reason, and subject to your execution of a severance agreement containing a customary release of claims and a commitment not to disparage Butterfly, Longview or any of their respective affiliates, you will receive payment of one year of your then annual base salary, and you will also be entitled to vesting of an additional one year of your equity grants.

Your existing obligations under your Non-Competition, Confidentiality and Intellectual Property Agreement will continue. Your severance provisions will constitute consideration for the non-compete and non-solicitation provisions contained in that agreement, with severance contingent on your continued compliance with those provisions.

Following the Board meeting on November 19, 2020, Butterfly will move quickly with its outside compensation consultant, Aon, to prepare an employment agreement for you, and will work with you in good faith to finalize an employment agreement, which will also include change in control provisions. Your benefits will also be addressed and are expected to be consistent with Butterfly’s existing programs.

This is an exciting time for Butterfly and I’m delighted you are on this growth journey with us. We would like to thank you for your hard work, dedication and commitment to Butterfly during 2020 and we look forward to an exciting remainder of the year and beyond.

Sincerely,
Butterfly Network, Inc.

/s/ Jonathan M. Rothberg

Jonathan M. Rothberg
Chairman of the Board
attn.: Secretary

Signed:	/s/ Darius Shahida
Name:	Darius Shahida, Chief Strategy Officer & Chief Business Development Officer